601 Lexington Avenue
New York, New York 10022

William B. Sorabella		Facsimile:
To Call Writer Directly:	(212) 446-4800	(212) 446-6460
(212) 446-4932
william.sorabella@kirkland.com	www.kirkland.com
November 5, 2010
Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel
Jonathan Groff

	Re:	K12 Inc.
Preliminary Proxy Statement
Filed October 8, 2010
File No. 001-33883
Dear Messrs. Spirgel and Groff:
     On behalf of our client, K12 Inc. (the “Company”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2010 with respect to the Company’s Preliminary Proxy Statement (File No. 001-33883) (the “Proxy Statement”) that was filed with the Commission on October 8, 2010, together with a revised version of the Proxy Statement (the “Revised Proxy Statement”). The Revised Proxy Statement incorporates the Company’s responses to the comments from the Staff and certain other updating and conforming changes.
     The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment. All page numbers in the responses below refer to the Revised Proxy Statement, except as otherwise noted.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Franciso	Shanghai	Washington, D.C.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

Preliminary Proxy Statement
Summary, page 4
     1. We note the statement at the end of the third paragraph indicating that “Holdings agreed to accept Series A Special Stock in lieu of Common Stock or other securities even though shares of Series A Special Stock would not be freely tradeable...” However if common stock or other securities were issued to Holdings without registration, those securities would not have been “freely tradeable” either. Therefore it is not clear what the significance of this statement. Please clarify.
     Response: In response to the Staff’s comment, the Company has revised the disclosure related to the issuance of the Series A Special Stock to clarify the limitations of the securities Holdings was willing to accept. The revised disclosure appears on page 4.
Effect of Failure to Obtain Stockholder Approval of Proposal 1, page 7
     2. We note from the second to last paragraph that you are required to take commercially reasonable actions not prohibited by law that are reasonably necessary to facilitate the redemption of the Series A Special Stock after July 23, 2011 to the extent required by the Certificate of Designation. Please explain what actions are required after July 23, 2011.
     Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the specific actions required under the Stockholders Agreement at the various dates. In particular, the Company has expanded the description of the obligation to take commercially reasonable actions not prohibited by law commencing as of May 23, 2010. The revised disclosure appears under the section “Effect of Failure to Obtain Stockholder Approval of Proposal 1” on page 8.
Insider Participation in the Issuance of the Series A Special Stock, page 14
     3. Within this section please clarify the relationship between each of KC Distance Learning, Inc., KCDL Holdings, LLC, Learning Group LLC, Knowledge Universe Education, L.P. and you, both before and to the extent applicable after the merger. Please specifically address which entities control which.
     Response: In response to the Staff’s comment, the Company has revised this section, now entitled “Interests of Learning Group and its Affiliates in Issuance of Series A Special Stock,” to explain in greater detail the relationships with Learning Group and its affiliates. The revised section appears on page 15. In addition, the Company has also referred to this section in multiple other sections of the Revised Proxy Statement, including a reference to this section in the “Summary” section of the Proxy Statement appearing on page 4.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

The Voting Agreement, page 21
     4. We note the stockholders who are party to the Voting Agreement include Learning Group Partners, Knowledge Industries LLC and Cornerstone Financial Group LLC. Please revise to state so. Further, please explain their affiliation with the seller and your company. Also, we note at certain places in your document that you do not clearly describe the parties or actions involved. With a view toward presenting clearer disclosure, please consider revising the document in the appropriate places (such as your description of the Voting Agreement here and the bottom of page 9) to discuss the specific parties (and their affiliation to you) involved in the acquisition and ancillary agreements.
     Response: In response to the Staff’s comment, the Company has identified these parties as affiliates of Learning Group and explained their relationships with the Company in the section referred to above entitled “Interests of Learning Group and its Affiliates in Issuance of Series A Special Stock” on page 15. In addition, the Company has revised the references to Learning Group and its affiliates throughout the Proxy Statement to provide more clarity regarding these entities.
Background of the Acquisition, page 22
     5. We note from the disclosure in the middle of page 15 that you acquired KC Distance Learning, Inc. from KCDL Holdings, Inc. for 2,750,000 shares of Series A Special Stock. We also note from the top of page 22 that Holdings is controlled by Knowledge Universe L.P. Further, the table on page 29 shows that Learning Group LLC beneficially owns about 17% of your company or, as disclosed at the top of page 14, Learning Group and its affiliates own 5,256,527 shares of common stock. The fourth full paragraph on page 5 states the Series A Special Stock will convert into 2,750,000 shares of common stock and, when this amount is added to shares held by Learning and its affiliates, it will hold about 8,006,527 shares of common stock which is also disclosed at the top of page 14.
     You also state in the middle of page 10 that the Board of Directors was aware that Learning Group and its affiliates held a significant interest in K12 and had interests in the acquisition of KCDL and the issuance of Series A Special Stock that are different from other stockholders. Please tell us in more detail what were the special interests of Learning Group and its affiliates in the transaction and how the Board considered these interests consistent with its fiduciary duties. Further, please explain the relationship between Learning Group and its affiliates, on the one hand, and Knowledge Universe on the other hand. In this regard, we note your disclosure at the top of page 22 that your officers and employees have previously been employed by affiliates of Knowledge Universe and your disclosure under the Limited Guarantee section on page 21 that Learning Group is an affiliate of Holdings.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

     Response: As noted above, in response to the Staff’s comment, the Company has revised the references to Learning Group and its affiliates throughout the Proxy Statement to provide more clarity regarding these entities, including in certain cases to make reference to the revised section entitled “Interests of Learning Group and its Affiliates in Issuance of Series A Special Stock” on page 15, which explains their relationships with the Company. In addition, the Company has expanded the description of the considerations of the Board of Directors regarding the interests of Learning Group. In particular, the Company has explained that there are no other different interests that it is aware of that are applicable to the consideration of the transaction by the Board of Directors. This additional disclosure appears under the section “Reasons for the Recommendation” on page 11. We have also clarified in the disclosure that the prior employment relationship to which the Staff’s comment refers was from several years ago. This additional information appears on page 24. This information was provided solely for context to explain how the parties were familiar with each other.
     6. Each presentation, discussion, or report held with, or presented by, an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your disclosure to account for all material interactions with Duff & Phelps, LLC. Your disclosure indicates that in addition to preparation of their fairness opinion, Duff & Phelps acted as your financial advisor, both before and after formal engagement, and performed due diligence tasks.
     Response: The Company respectfully does not believe that descriptions of any other report are required to be included in the Proxy Statement for the reasons set forth below.
     The Company does not believe that Item 1015(b) of Regulation M-A is applicable to the Proxy Statement. Specifically, the Company’s stockholders are being asked to vote on a proposal to approve certain voting rights and conversion rights of the Series A Special Stock. They are not being asked to vote on the acquisition of KC Distance Learning, Inc., which has already closed. Accordingly, the matters presented to the Company’s stockholders do not relate to the acquisition within the language of Item 14(a) of Schedule 14A (which provides that the item is applicable if “the action is to be taken with respect to any of the [listed] transactions”) and therefore Item 14 of Schedule 14A is not applicable to the Proxy Statement. As a result, the sections of Regulation M-A to which it references (including Item 1015(b) of Regulation M-A) are similarly not applicable.
     In any event, irrespective of the applicability of Item 14 of Schedule 14A or Item 1015(b) of Regulation M-A, the Company does not believe that it has any presentation or reports that are material to the voting decision of the Company’s stockholders with respect to the matters to be presented. In particular, we noted that the retention of Duff & Phelps, LLC as a financial

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

advisor was done only to have it render the fairness opinion and not to provide any other financial advisory services.
Opinion of Duff & Phelps, LLC, page 27
     7. We note that the description in the proxy statement regarding the relationship between Duff & Phelps and you does not provide a narrative and quantitative description of the fees paid or to be paid to Duff & Phelps. Please revise the proxy statement to provide such disclosure.
     Response: In response to the Staff’s comment, the Company has revised the disclosure regarding the opinion of Duff & Phelps, LLC to disclose the fees paid for the opinion and for other due diligence services provided by Duff & Phelps, LLC. The disclosure is provided under the section “Opinion of Duff & Phelps, LLC” on page 30.
     8. Please describe the particular financial analyses Duff & Phelps conducted to arrive at their fairness opinion and any material underlying data and information. Your discussion should include, but not be limited to, Duff & Phelps’s comparison of you and KC Distance Learning, Inc. to certain other publicly traded companies and their comparison of the proposed transaction to other business combination transactions.
     Response: The Company respectfully does not believe that descriptions of the financial analyses of Duff & Phelps, LLC or any other underlying data related to the opinion of Duff & Phelps, LLC is required to be included in the Proxy Statement for the reasons set forth below, nor does the Company believe that any such information is material or helpful to the Company’s stockholders in their consideration of the matters presented to stockholders for their consideration.
     As noted in response to Comment 6 above, the Company does not believe that Item 1015(b) of Regulation M-A, from which the Staff’s comment appears to originate as the rule requirement, is applicable to the Proxy Statement. Specifically, the Company’s stockholders are being asked to vote on a proposal to approve certain voting rights and conversion rights of the Series A Special Stock. They are not being asked to vote on the acquisition of KC Distance Learning, Inc., which has already closed. (The Proxy Statement makes clear that there was a relationship between the price of the consideration paid in the transaction and the minimum redemption price as agreed by the parties, but that prior relationship does not in any way alter or affect the voting decision (or effects of the redemption, conversion or voting of the Series A Special Stock) presented to the stockholders.) Accordingly, the matters presented to the Company’s stockholders do not relate to the acquisition within the language of Item 14(a) of Schedule 14A (which provides that the item is applicable if “the action is to be taken with respect to any of the [listed] transactions”) and therefore Item 14 of Schedule 14A is not applicable to the Proxy Statement. As a result, the sections of Regulation M-A to which it

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

references (including Item 1015(b) of Regulation M-A) are similarly not applicable and the presentation of these analyses and the underlying data and information is not required.
     In addition, the particular financial analyses Duff & Phelps, LLC conducted to arrive at its fairness opinion and the underlying data and information are not material to an investor’s understanding of the proposed changes to the rights of the Series A Special Stock nor to an investor’s decision on whether to approve those changes. As noted above, while there was a prior relationship between the price of the consideration paid in the transaction and the minimum redemption price as agreed by the parties (that has been disclosed to the Company’s stockholders), that prior relationship does not in any way alter or affect the voting decision (or effects of the redemption, conversion or voting of the Series A Special Stock) presented to the stockholders. Accordingly, further information about the underlying consideration amount (including the analyses of Duff & Phelps, LLC and the underlying data and information) would not provide any meaningful benefit to the Company’s stockholders for the current purposes.
     In fact, inclusion of extensive information related to the financial analyses of Duff & Phelps, LLC related to the consideration paid in the acquisition and the underlying data used by Duff & Phelps, LLC could be misleading to the Company’s stockholders, and in fact could distract the Company’s stockholders from the material information related to the matters to be voted upon that has been included in the Proxy Statement. In particular, presenting this information could imply to stockholders that it is, in fact, relevant to their voting decision or that they should be evaluating the decisions already made with respect to the acquisition, or the consideration that was paid in the acquisition, which are not being voted upon. If this information were to be included and stockholders did not adequately understand this information despite statements to the contrary, this might unnecessarily distort the outcome of the stockholder approval of Proposal 1, which could result in adverse effects to the Company in the form of the redemption.
     The Company has elected to include certain information on the acquisition of KC Distance Learning, Inc., including a reference to the opinion of Duff & Phelps, LLC, for additional context. By including information on the acquisition, the Company does not mean to suggest that the information on the acquisition is, in fact, material to the voting decision to be made by the Company’s stockholders. To the contrary, the information presented is more significant to stockholders’ voting decision (in particular because it has been focused on the information related to the terms of the Series A Special Stock) and the Company believes that it is less likely to result in distraction to stockholders about the matters to be voted upon.
     In light of the Staff’s comment, the Company has revised the Proxy Statement to include the following information related to the consideration paid in the acquisition, which in the Company’s view is the most meaningful information for these purposes related to the amount of consideration that was paid in the acquisition of KC Distance Learning, Inc.:

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

•	The Company has enhanced the explanation of the amount of the redemption price that would be paid in the event that the stockholders do not approve Proposal 1, noting that this amount was related to the amount of the consideration paid in the acquisition but noting some of the limitations of that prior relationship. This additional disclosure appears under the heading “Redemption Obligation” beginning on page 7.

•	The Company has enhanced the explanation of several points in the negotiation of the methods for determining the amount of the consideration to be paid in the acquisition in the section “Background of the Acquisition” beginning on page 23, with specific additions on pages 23 through 29. These methods ultimately resulted in the determination of the $63.1 million consideration amount, as described in the additional disclosure.

•	The Company has provided a basic, narrative description of the analyses performed by Duff & Phelps, LLC and a list of other procedures following by Duff & Phelps, LLC in connection with the delivery of its opinion. By inclusion of this information, the Company does not mean to suggest that any specific information about any of these analyses is material to the matters to be voted upon by the Company’s stockholders, however, the Company believes that this level of detail on these analyses is not likely to be misleading to the stockholders.
     9. Please disclose in the proxy statement all material estimates, evaluations, forecasts, and projections provided to Duff & Phelps as well as the bases for, and the nature of, the material assumptions underlying the items provided.
     Response: The Company respectfully does not believe that the estimates, evaluations, forecasts and projections provided to Duff & Phelps, LLC is required to be included in the Proxy Statement for the reasons set forth in response to Comment 8 above. The explanations for the response to Comment 8 above are similarly appropriate to this comment. In particular, the Company does not believe that Item 14 of Schedule 14A is applicable to the Proxy Statement. In addition, the Company believes that the projected financial performance of the business that has already been acquired and the other information noted is not material to an investor’s understanding of the proposed changes to the rights of the Series A Special Stock nor to an investor’s decision on whether to approve those changes. Accordingly, the Company believes that this information would not provide any meaningful benefit to the Company’s stockholders for these purposes and could distract the Company’s stockholders from the material information related to the matters to be voted upon that has been included in the Proxy Statement.
     10. Please provide us with any analyses, reports, presentations or other similar materials, including the projections and board books, provided to, or prepared by, Duff & Phelps in connection with rendering its fairness opinion. We may have further comments

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

upon receipt of these materials. Also, please provide us with a copy of the engagement letter.
     Response: In response to the Staff’s comment, under a separate confidential submission on behalf of the Company, we are providing to the Staff the presentation of Duff & Phelps, LLC delivered to the Board of Directors of the Company on July 22, 2010 as well as the engagement letters entered into between Duff & Phelps, LLC and the Company. No other presentations were made by Duff & Phelps, LLC to the Board of Directors of the Company. These materials are being provided under separate cover requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.
* * * * * * *
     As requested by the Staff, on behalf of our client, the Company hereby acknowledges to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * *
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4932, at your earliest convenience.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

Sincerely,
/s/ William B. Sorabella
William B. Sorabella

cc:	Howard D. Polsky, K12 Inc.
Bradley Helms, Latham & Watkins LLP